Exhibit (a)(1)(J)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The action you take with respect to your options is a matter for you alone to decide. If you are in any doubt about the Offer (as defined below) or the action you should take, you should immediately seek independent financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional financial advisor duly authorized under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, another appropriately authorized independent financial advisor.

DENISON INTERNATIONAL PLC

(Registered in England and Wales with registered number 2798239)

December 31, 2003

To:	The holders of options granted under The Denison International Stock Option Plan (as amended, the “Plan”)

Dear Optionholders:

We are pleased to announce that on December 7, 2003 Denison International plc (the “Company”) and Parker-Hannifin Corporation (“Parker”) entered into an acquisition agreement (the “Agreement”) providing for the acquisition of the Company by Parker. Pursuant to the terms of the Agreement, on December 19, 2003, Parker commenced a cash tender offer (the “Offer”) for all of the Ordinary Shares, $0.01 par value per share, of the Company (the “Ordinary Shares”), including those Ordinary Shares represented by American Depositary Shares (the “ADSs” and, together with the Ordinary Shares, the “Shares”), that are outstanding at any time during the Offer, and all of the issued and outstanding A Ordinary Shares, £8.00 par value per share, of the Company. The purchase price to be paid by Parker for each Share and each A Ordinary Share validly tendered and not withdrawn in the Offer is US $24.00 (the “Offer Price”). The Offer is currently scheduled to expire at 8:00 a.m., New York City time, on Thursday, January 22, 2004 unless it is extended or earlier terminated. If the Offer is extended, Parker will issue a press release by 9:00 a.m., New York City time, on the business day after the day on which the Offer was previously scheduled to expire.

In connection with the commencement of the Offer, all shareholders of the Company received an Offer To Purchase and certain related materials that detail the terms of the Offer and provide instructions to shareholders regarding the tender of their shares into the Offer. The Company has also delivered to shareholders a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that describes, among other things, the unanimous approval by the Board of Directors of the Company (the “Board”) of the Agreement and the Offer and the unanimous recommendation by the Board that shareholders accept the Offer and tender their shares into the Offer.

This letter is being distributed to all optionholders under the Plan to inform such optionholders as to what they can do to exercise their options and accept the Offer. We have enclosed herein copies of the Offer To Purchase and the Schedule 14D-9 to provide you with additional information regarding the Offer. We urge you to read these materials carefully as they contain important information regarding the Offer. We have also enclosed herein a Notice of Exercise and Form of Acceptance. These forms will enable you to exercise your options and tender the shares allotted and issued upon such exercise into the Offer.

1.	EXERCISE OF OPTIONS

1.1	Action Required. If you wish to exercise your options and tender the shares allotted and issued upon such exercise into the Offer, please fill out the enclosed Notice of Exercise and Form of Acceptance and kindly return signed copies of these documents together with the option deed(s) representing the exercised options to the Company at 14249 Industrial Parkway, Marysville, OH 43040, Attention: Bruce A. Smith, Chief Financial Officer. For your convenience, we have enclosed herein a reply-paid envelope.

1.2	Options Subject to Exercise.

•	Currently Exercisable and Vested Options. All of your options that are currently exercisable and vested under the rules of the Plan may be exercised in connection with the Offer. You can exercise all such options by completing the Notice of Exercise and returning it to the Company at the address set forth above. If you wish to exercise any options that are currently exercisable and vested but do not wish to utilize the exercise procedures outlined in the Notice of Exercise, please contact Bruce A. Smith, the Chief Financial Officer of the Company, at the number set forth below. As more fully described below, your election to exercise options that are currently exercisable and vested using the Notice of Exercise will not be effective until the Board has made the Offer Declaration (as defined below).

•	Options not Currently Exercisable and Vested. Under the terms of the Agreement, the Company agreed to take all reasonable commercial actions necessary to provide that all options outstanding under the Plan, whether or not currently exercisable or vested, would become fully exercisable and vested no later than immediately before the time Parker accepts shares for payment under the Offer. Accordingly, immediately prior to this point, and assuming that all of the conditions to the Offer have been satisfied or waived, the Board will declare that Parker is about to accept shares for payment under the Offer (the “Offer Declaration”). At that time, all of your options that are not already exercisable and vested under the rules of the Plan (“Unvested Options”) will become exercisable and vested. Pending this declaration by the Board, you can conditionally exercise all of your Unvested Options by completing the Notice of Exercise and returning it to the Company at the address set forth above. If the Board fails to make the Offer Declaration for any reason, all of your Unvested Options will not become exercisable and vested and the Notice of Exercise will be ineffective with respect to your Unvested Options. In any event, as more fully described below, an election to exercise Unvested Options will be expressly conditioned on the Board making the Offer Declaration.

1.3	Conditional Nature of Exercise. Any exercise of options using the Notice of Exercise (whether Unvested Options or otherwise) will not be effective unless and until the Board makes the Offer Declaration. If the Board fails to make the Offer Declaration for any reason, any options that you include in your completed Notice of Exercise will not be exercised and will continue to be outstanding and will remain subject to the terms of the Plan and the relevant option deed(s).

1.4	Unexercised Options. If you do not exercise your options, your options will lapse six months following the date on which the Offer becomes or is declared unconditional or, if Parker becomes entitled to exercise compulsory acquisition rights under UK law, your options will lapse within fourteen days of the Company’s shareholders receiving notice to that effect. As an optionholder, you will be notified that these compulsory acquisition rights have been triggered.

You should note that if your option was granted over ADSs, upon exercise as provided herein, you will actually be allotted and issued a number of Ordinary Shares equal to the same number of ADSs to which you are entitled upon the exercise of your options.

2.	ACCEPTING THE OFFER

If you exercise your options in the manner set forth above, the enclosed Form of Acceptance permits you to tender the shares allotted and issued upon such exercise into the Offer. Upon receipt of the signed Form of Acceptance, the Company will issue in your name share certificates representing the number of shares subject to the exercised options. To facilitate the tender of such shares into the Offer, the Company will not deliver these share certificates to you. Rather, under the terms of the Form of Acceptance, you will instruct and empower the Company to deliver such share certificates together with the Notice of Exercise and Form of Acceptance and any other relevant documentation to Mellon Investor Services LLC, who is acting as the depositary for purposes of the Offer (the “Depositary”). As more fully described below, upon the completion of the Offer, the Depositary will deliver the share certificates to Parker in exchange for the Offer Price payable in respect of the shares tendered by you.

3.	PAYMENT OF OPTION EXERCISE PRICE

3.1	Optionholders who are not Executive Officers of the Company or Members of the Board. If you are not an executive officer of the Company or a member of the Board, you will be permitted to exercise your options without having to make an upfront payment to the Company of the aggregate option exercise price. The details of this payment facility are set forth below:

•	in lieu of making an upfront payment to the Company of the aggregate option exercise price, you will undertake, as part of the Notice of Exercise, to pay such aggregate option exercise price out of the Aggregate Sales Proceeds (as defined below);

•	upon the completion of the Offer, the shares allotted and issued to you in respect of exercised options will be transferred to Parker and in exchange therefor Parker will deposit with the Depositary an amount equal to the Offer Price multiplied by the aggregate number of shares subject to such exercised options (the “Aggregate Sales Proceeds”);

•	as part of the Form of Acceptance, you will authorize the Depositary to remit to the Company the Aggregate Sales Proceeds; upon receipt of the Aggregate Sales Proceeds, the Company will deduct the aggregate option exercise price in full satisfaction of your undertaking;

•	if the Company is your direct employer, it will then deduct the amount of taxes, social security contributions and other similar amounts that are required by law to be withheld on exercise of your options; you will receive payment of the remaining balance of the Aggregate Sales Proceeds through a special payroll payment that will be made promptly following the completion of the Offer; such payment will be made in the currency in which you are typically paid and any expenses incurred by the Company in connection with the currency conversion will be deducted from the Aggregate Sales Proceeds;

•	if the Company is not your direct employer, following the deduction of the aggregate option exercise price in full satisfaction of your undertaking, the Company will remit the remaining balance of the Aggregate Sales Proceeds to your employer; and

•	upon receipt of such proceeds, your employer will deduct the amount of taxes, social security contributions and other similar amounts that are required by law to be withheld on exercise of your options; you will receive payment of the remaining balance of the Aggregate Sales Proceeds through a special payroll payment that will be made promptly following the completion of the Offer; such payment will be made in the currency in which you are typically paid and any expenses incurred by your employer in connection with the currency conversion will be deducted from the Aggregate Sales Proceeds.

3.2	Optionholders who are Executive Officers of the Company or Members of the Board.

•	If you are an executive officer of the Company or a member of the Board, you are not permitted to make use of the payment facility outlined above. Rather, in connection with the exercise of your options, you will be required to make a present payment of the aggregate option exercise price. You should contact Bruce A. Smith, the Chief Financial Officer of the Company, at the address or telephone number provided below to obtain instructions for remitting payment of the aggregate option exercise price to the Company. You should, however, immediately submit your Notice of Exercise and Form of Acceptance to the Company. As described above, your election to exercise options in accordance with the terms of the Notice of Exercise will not become effective unless the Board has made the Offer Declaration. If the Board fails to make the Offer Declaration for any reason, your options will not be exercised. In that event, the Company will promptly return to you the aggregate option exercise price (without interest).

•	If you exercise options in the manner set forth above and tender the shares allotted and issued to you upon such exercise into the Offer, the Aggregate Sales Proceeds will be remitted to your employer to facilitate the deduction of any taxes, social security contributions and other similar amounts that are required by law to be withheld on exercise of your options. You will receive payment of the remaining balance of the Aggregate Sales Proceeds through a special payroll payment that will be made promptly following the completion of the Offer. Such payment will be made in the currency in which you are typically paid and any expenses incurred by your employer in connection with the currency conversion will be deducted from the Aggregate Sales Proceeds.

4.	NEXT STEPS TO TAKE

If you wish to exercise your options and tender into the Offer the shares to be allotted and issued to you upon such exercise in accordance with the procedures outlined above:

•	carefully review the enclosed materials, including the Offer To Purchase and the Schedule 14D-9;

•	complete and sign the enclosed Notice of Exercise and Form of Acceptance;

•	ensure that the Form of Acceptance is signed in the presence of an independent witness who is over 18 years of age and who must also sign the Form of Acceptance; and

•	send the Notice of Exercise and Form of Acceptance and the option deed(s) representing the exercised options to the Company as soon as possible and, in any event, so as to arrive no later than 5:00 p.m. New York City time on January 16, 2004.

5.	GENERAL

If you have any questions regarding this letter or the enclosed Notice of Exercise and Form of Acceptance, you should contact Bruce A. Smith, the Chief Financial Officer of the Company, at (937) 644-4437. If you have general questions regarding the Offer, you should contact Georgeson Shareholder Communications Inc., the information agent for the Offer, at (800) 843-9819 (toll free in the United States) or at 00-800-3333-44-33 (toll free in Europe).

Yours sincerely,

J. Colin Keith

Chairman of the Board of Directors

Registered Office:

Masters House

107 Hammersmith Road

London W14 0QH

United Kingdom

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